O’Melveny & Myers LLP	T: +1 212 326 2000	File Number:
Times Square Tower	F: +1 212 326 2061	0507930-00003
7 Times Square	omm.com
New York, NY 10036-6537

Portia Ku
D: +1-212-326-2168
pku@omm.com

December 1, 2021

Confidential

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Belite Bio, Inc
Confidential Submission of Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of our client, Belite Bio, Inc, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit a draft registration statement on Form F-1 relating to a proposed initial public offering and listing on the Nasdaq Stock Market of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (the “Draft Registration Statement”) and the related exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements of the Company

The Company has included in this submission its audited consolidated financial statements as of and for the full year ended December 31, 2020 and the unaudited consolidated financial statements as of and for the six-month period ended June 30, 2021.

As an “Emerging Growth Company” as defined in the JOBS Act, the Company plans to include selected financial information as of and for each of the two year ended December 31, 2020 and 2021, and omitted the selected financial information as of and for the years ended December 31, 2017, 2018 and 2019. Subject to market and other conditions, the Company currently plans to include the financial statements as of and for the year ended December 31, 2021 in subsequent filings for the initial public offering.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at +1-212-326-2168 (email: pku@omm.com) or my colleague Mr. Vincent Lin at +86 21 2307 7068 (email: vlin@omm.com). Regarding accounting matters, you may contact Mr. Hao-Yuan Chuang, chief financial officer of the Company at +1-858-800-2511 (email: hyc@belitebio.com). You may also contact Ms. Joy Pan of Friedman LLP at +1-212-842-7053 (email: jpan@friedmanllp.com) in respect of any accounting issues.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Portia Ku
Portia Ku

cc:	Yu-Hsin Lin, Chief Executive Officer and Chairman, Belite Bio, Inc

Hao-Yuan Chuang, Chief Financial Officer, Belite Bio, Inc

Vincent Lin, O’Melveny & Myers LLP

John J. Hart, Ellenoff Grossman & Schole LLP

Joy Pan, Friedman LLP